SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

_______________________

BioLineRx Ltd.

(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel

(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Further to its Current Report on Form 6-K dated June 5, 2013 the Registrant announces the following results of its Extraordinary General Meeting of Shareholders which was held on July 11, 2013 at 11:00 a.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the meeting and voted either in person or by proxy, voted in favor of the re-election of Ms. Nurit Benjamini to serve on the Board of Directors of the Company for an additional three-year term as external director, commencing as of July 6, 2013, and of the grant of options to Ms. Benjamini.

In respect of Proposal 2 – The required majority of shareholders who participated in the meeting and voted either in person or by proxy, voted in favor of the re-election of Dr. Avraham Molcho to serve on the Board of Directors of the Company for an additional three-year term as external director, commencing as of July 6, 2013, and of the grant of options to Dr. Molcho.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: July 11, 2013